Exhibit 99.1

SEALSQ Announces Intent to Acquire Capacity and Operational Services Associated with 12
WISeSat.Space Satellites for QSOC

Binding Letter of Intent establishes the initial space and ground infrastructure for QSOC in a transaction estimated to be worth $15 million over the next 18 months, building on recent
$10 million PIPE made in WISeSat.Space

Geneva, Switzerland / New York, United States — October 26, 2026 — SEALSQ Corp (NASDAQ: LAES) (“SEALSQ”), a developer of semiconductor, Public Key Infrastructure (“PKI”) and post-quantum security technologies, together with its sister company, WISeSat.Space Holdings Corp. (NASDAQ: SAIQ) (“WISeSat.Space”), today announced the signing of a binding letter of intent contemplating SEALSQ’s acquisition of satellite capacity associated with twelve (12) WISeSat.Space satellites, together with access to related mission control, ground segment, and operational support services. The proposed transaction, involving consideration of approximately $15 million is intended to support space-to-device communications and secured transactions for the development of the Quantum Spatial Orbital Cloud (“QSOC”).

The letter of intent represents a milestone in the companies’ strategy to combine secure semiconductors, trusted digital identity and satellite connectivity into sovereign orbital infrastructure.

For SEALSQ, the letter of intent provides the initial infrastructure needed to extend its semiconductor security, digital identity and cryptographic-key management technologies into space-enabled services. SEALSQ intends to develop and commercialize QSOC’s security-services layer, creating a potential source of recurring subscription revenue from government and enterprise customers.

First 12 Satellites and Ground Station to Establish Initial QSOC Infrastructure

The letter of intent covers capacity associated with an initial fleet of 12 satellites, together with mission control, ground segment and operational support services, providing the orbital and terrestrial infrastructure needed to support QSOC’s development.

The ground station is intended to connect the satellite network with terrestrial systems, supporting communications, secure data exchange and integration with SEALSQ’s planned security services. Together, the satellites and ground station would support the integrating semiconductor security, digital identity and cryptographic-key management across the network.

The proposed transaction aligns WISeSat.Space’s infrastructure development with SEALSQ’s strategy to extend its security technologies into space-enabled services.

Developing a Sovereign Orbital Trust Platform

QSOC is intended to combine WISeSat.Space’s satellite infrastructure with SEALSQ’s semiconductor security, PKI and identity technologies. Planned services include:

●	Post-quantum-secured satellite communications.

●	Trusted identity and authentication for connected devices.

●	Secure cryptographic-key provisioning and lifecycle management.

●	Access to quantum-generated randomness.

●	Secure data exchange between orbital and terrestrial systems.

Under the proposed operating model, WISeSat.Space would be responsible for the supply and launch of the satellites, for providing access to the initial constellation, and for operating the ground station, mission control and associated infrastructure, while SEALSQ would develop and commercialize the security-services layer. The objective is to offer subscription-based services to governments, financial institutions, defense organizations and critical-infrastructure operators.

Bringing Semiconductor Trust into Space

Carlos Moreira, Chairman and CEO of SEALSQ and WISeSat.Space, commented: “This letter of intent is a concrete step towards moving QSOC from vision into infrastructure. The initial 12 satellites, together with mission control, ground infrastructure and operational support, are intended to provide the foundation on which QSOC’s services can be developed.

“Our goal is to extend trust from the semiconductor to the satellite, through the ground station and ultimately to the organizations and devices using the network. Sovereignty requires control over identity, cryptographic keys and the systems that authorize access to data. Through QSOC, we aim to bring these capabilities together across terrestrial and orbital infrastructure, supported by rigorous technical validation.”

John O’Hara, CFO of SEALSQ, commented: “This letter of intent is aimed at extending SEALSQ’s semiconductor security, digital identity and cryptographic-key management technologies into space-enabled services. By securing access to the initial satellite and ground and operational infrastructure for QSOC, we are laying the foundation for a subscription-based security offering that could complement our semiconductor business and create a new source of recurring revenue. Our focus is on disciplined capital deployment, aligning further investment with technical validation and customer demand to build long-term value for SEALSQ shareholders.”

Commercial Development and Deployment Roadmap

The initial 12-satellite constellation and ground-station aims to establish a defined commercial foundation for QSOC. The companies intend to progressively integrate and validate the technologies required to deliver their planned services.

Deployment of individual capabilities and commencement of customer services will depend on technical qualification, infrastructure readiness, regulatory authorizations and customer requirements.

The broader QSOC roadmap envisages progressive deployment of up to 100 satellites through 2033. Expansion remains subject to financing, technical validation, regulatory approvals, launch availability and commercial agreements.

The collaboration creates a potential route for SEALSQ to extend its semiconductor and trusted-identity technologies into space-enabled services, while supporting WISeSat.Space’s development of secure communications infrastructure.

About WISeSat.Space

WISeSat.Space Holdings Corp. (Nasdaq: SAIQ) is a space technology company focused on secure satellite communications and related space infrastructure. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems. WISeSat.Space intends to provide satellite capacity and related space and ground infrastructure that may support SEALSQ’s planned QSOC roadmap. Visit wisesat.space.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the closing of the definitive agreements; the proposed transaction’s ability to further SEALSQ’s strategic intention to extend its semiconductor security, digital identity and cryptographic-key management technologies into space-enabled services; SEALSQ’s ability to develop and commercialize QSOC’s security-services layer; SEALSQ’s ability to create a source of recurring subscription revenue from the QSOC; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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